20
Proxy Voting Results (unaudited)
Shareholders of the Schwab Analytics Fund (r) approved the new investment sub-advisory agreement between Charles Schwab Investment Management, Inc. and Symphony Asset Management LLC described in the recent proxy solicitation. A special meeting of the shareholders of the fund was held on October 29, 2001. The number of votes necessary to conduct the meeting and approve the proposal was obtained. The results of the votes of shareholders are listed below.


Number of Votes For: 9,307,156
Number of Votes Against: 313,374
Number of Votes Abstained: 365,726